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                                                                    EXHIBIT a(5)
FOR IMMEDIATE RELEASE

CONTACT: SHAREHOLDER RELATIONS
        THE NEW SOUTH AFRICA FUND INC.
        (800) 852-4750

    THE NEW SOUTH AFRICA FUND INC. COMPLETES TENDER OFFER FOR ITS SHARES AND ANNOUNCES RESULTS OF ITS RECONVENED ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York, July 30, 1998 -- The New South Africa Fund Inc. (NYSE: NSA), a closed-end, non-diversified management investment company that seeks long-term capital appreciation through investing primarily in equity securities of issuers in the Republic of South Africa as well as, to a lesser extent, in other countries in the Southern Africa region, today announced the preliminary results of its tender offer for up to 449,652 of its issued and outstanding shares of its common stock, representing approximately 10% of its outstanding shares. The offer expired at 12:00 midnight, New York City time, on July 29, 1998.

The Fund stated that approximately 3,579,962 shares of common stock (including those shares tendered pursuant to Notices of Guaranteed Delivery), or approximately 79.62% of the Fund's common stock outstanding as of the expiration of the tender offer, were tendered through the stated expiration date. Based on this preliminary information, the proration is estimated to be approximately 12.56% of the shares properly tendered. The Fund anticipates acceptance of 449,652 shares properly tendered at a price of $15.11 per share, the net asset value as determined as of the close of the New York Stock Exchange on the expiration date.

The Fund also announced that at the reconvened annual shareholders' meeting on July 27, 1998, Mr. Arnold Witkin was reelected as a Class I Director for a period of three years and until his successor has been elected and qualified and the selection of PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP) as Independent Public Accountants for the Fund for the fiscal year ending February 28, 1999 was ratified.

Shares of The New South Africa Fund Inc. are traded on The New York Stock Exchange, Inc. under the trading symbol "NSA". Fleming International Asset Management Limited, the Fund's investment adviser, is an affiliate of Robert Fleming Holdings Limited. As of December 31, 1997, The Fleming Group managed over $99 billion in assets worldwide.